



02057035

NO ACT
P.E 7-10-02
1-12117

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

September 4, 2002

Ellen V. Billings
Secretary
Liberté Investors Inc.
200 Crescent Court, Suite 1365
Dallas, TX 75201

Act	1934
Section	
Rule	14A-8
Public Availability	9/4/2002

Re: Liberté Investors Inc.
Incoming letter dated July 10, 2002

Dear Ms. Billings:

This is in response to your letter of July 10, 2002 concerning a shareholder proposal submitted to Liberté Investors by Sydney LeBrun. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Sydney LeBrun
207 Mayflower Drive
Greensboro, NC 27403

LIBERTÉ INVESTORS INC.

200 Crescent Court
Suite 1365
Dallas, Texas 75201
Tel: (214) 871-5935
Fax: (214) 871-5942

July 10, 2002


SEC MAIL PROCESSING
RECEIVED
JUL 11 2002
WASH. D.C. 154 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Liberté Investors Inc. Stockholder Proposal

Ladies and Gentlemen:

Liberté Investors Inc. (the "Company") has received a letter from Mr. Sydney LeBrun (the "Proponent") requesting, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8"), that the Company include a proxy proposal (the "Proposal") in the Company's proxy statement (the "Company Proxy") for its 2002 Annual Meeting of Stockholders, which is tentatively scheduled for November 8, 2002. Enclosed is a copy of the Proponent's letter.

We hereby notify you and the Proponent (by copy of this letter) of the Company's intention to omit the Proposal from the Company Proxy for the reasons set forth below. The Company hereby respectfully requests the concurrence of the staff of the Division of Corporate Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from the Company Proxy as provided herein.

I. SUMMARY OF GROUNDS FOR OMISSION

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Company Proxy because the Proponent failed to meet the minimum eligibility requirements set forth in Rule 14a-8(b)(1).

II. DISCUSSION

Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the shareholders' meeting for at least one year" by the date of submission of the proposal, and must continue to hold those securities through the date of the meeting.

According to the Proponent's letter (dated April 21, 2002 (the "Submission Date") and received by the Company on April 30, 2002), the Proponent owns 104 shares of the Company's stock. The Company currently has 20,256,097 shares of stock outstanding; therefore the 1% ownership requirement is 202,561 shares. The Company's stock price at the previous market's close on the Submission Date was $3.90 per share, at which price the Proponent's shares were worth approximately $405.60. Therefore, on the Submission Date, the Proponent did not own and could not have continuously held for a period of a year prior thereto at least $2,000 in market value or 1% of the Company's securities, and thereby failed to meet the minimum eligibility requirements set forth in Rule 14a-8(b)(1).

III. CONCLUSION

Pursuant to Rule 14a-8(j), the Company hereby respectfully submits six (6) copies of each of (i) the Proposal, (ii) the Proponent's statement in support of the Proposal, and (iii) this letter detailing the basis for omission of the Proposal from the Company Proxy.

* * * * *

If you have any questions with respect to this matter, please telephone me, collect, at (214) 871-5937. In the event the Staff anticipates that it will not grant our "no-action letter" request, we respectfully request that the Staff so inform the undersigned by telephone prior to so notifying us in writing. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,



Ellen V. Billings
Secretary

Enclosures

cc: Taylor H. Wilson (Haynes and Boone, LLP)

Sydney LeBrun
207 Mayflower Drive
Greensboro, NC 27403

April 21, 2002

Liberté Investors, Inc.
Secretary of the Company
200 Crescent Court, Suite 1365
Dallas, Texas 75201

RE: Proposal for Inclusion in the Proxy Material and for Presentation at the Company's 2002 Annual Meeting of Stockholders

Gentlemen:

Please include the enclosed Proposal in the Proxy Material and for Presentation at the Company's 2002 Annual Meeting of stockholders.

Kindly acknowledge this request at letterhead address at your first convenience.

Thank you.

Sincerely,



Sydney LeBrun
Stockholder (104 shares)
Encl.

STOCKHOLDER PROPOSAL REGARDING LIQUIDATION OF COMPANY

WHEREAS: No significant progress has been made in increasing stockholder value of Liberte Investor's, Inc. (Company) since 1997 it is proposed that the Company be liquidated and proceeds distributed pro rata to stockholders.

The letter dated October 7, 1997 to Fellow Stockholders respectfully submitted by Gerald J. Ford, Chairman of the Board and CEO (Ford) states that "Let me assure you that I am very interested in increasing the value of Liberté. We plan to maintain our disciplined methodology in the financial evaluation of acquisition candidates. We will act conservatively and hope to achieve a high return on equity. We believe we can move quickly if and when opportunities arise."

The letter dated September 18, 1998 to Fellow Shareholders sincerely submitted by Ford states that "The recent volatility of the market may bring new opportunities. We plan to continue our disciplined methodology in evaluating potential candidates." It is to be noted that the phrase "disciplined methodology" is repeated two years in a row along with "opportunities" and yet one (1) year later nothing has surfaced to increase the value of the company notwithstanding the efforts of Ford and his five (5) directors all of whom has interesting qualifications.

In the 1999 United States Securities and Exchange Commission Form 10-K (Form 10-K) on Page 7 under GENERAL advises: "During the year ended June 30, 1999, Liberté Investors Inc. continued to explore the potential acquisition of a viable operating company in order to increase value to existing stockholders and provide a new focus and direction for the Company. Although substantial efforts have been made to identify quality acquisitions in fiscal 1999, the Company has not yet entered into any definitive acquisition agreements." Again, it is noted that Ford and his same five (5) directors whose extensive work resumes are outlined in Form 10-K still have not found OPPORTUNITIES to make the Company "more valuable" for ALL the stockholders.

In the 2000 Form 10-K on Page 7 under GENERAL advises: "During the fiscal year ended June 30, 2000, Liberté Investors Inc. continued to explore the potential acquisition of a viable operating company in order to increase value to existing stockholders and provide a new focus and direction for the Company. Although substantial efforts have been made to identify quality acquisitions in fiscal 2000, the Company has not yet entered into any acquisitions agreements." Again, it is to be noted that Ford and his five (5) Directors (one aged 60ish has been replaced by Ford's son, age 26, who still attends school – business graduate) still have not moved forward in making the Company "more valuable". It is to be further noted that the above quoted paragraph is an EXACT COPY of the previous year's explanation of the failure of Ford et al to increase the value of the Company for ALL stockholders.

In the 2001 Form 10-K on Page 7 under GENERAL advises: "During the fiscal year ended June 30, 2001, Liberte Investors Inc. continued to explore the potential acquisition of a viable operating company in order to increase value to existing stockholders and provide a new focus and direction for the Company. Although substantial efforts were made to identify quality acquisitions in fiscal 2001, the Company has not yet entered into any definitive acquisition agreements." Again, it is noted that the quoted paragraph is an EXACT copy of the previous year's explanation of increasing the Company's value, which in turn is an EXACT copy of the preceding year's explanation (3 years in a row – same wording).

For the fiscal years ending June 30, 1997, 1998, 1999, 2000, and 2001 revenues totaled 14.0 million dollars (figures stated in the 2001 Form 10-K).

STATEMENT: It would appear that the Company under the guidance of Ford and the five (5) directors over a period of five (5) fiscal years have not been able to significantly increase the value of the Company for its stockholders despite their "substantial efforts" "financial evaluations" "disciplined methodology" and 14.0 million dollars of revenue over that period.

RESOLVED: That the stockholders of the Company do herewith recommend that the Board of Directors and its Chairman take the necessary steps to immediately liquidate the Company so that stockholders will get a significant return on their investment. Proceeds from the liquidation are to be distributed pro rata to stockholders.

REMARKS: It is noted that the Chairman of the Board and its Directors hold more than half of the stock of the Company. Hopefully, some may vote affirmatively on this Proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Liberté Investors Inc.
Incoming letter dated July 10, 2002

The proposal relates to liquidating the company.

Rule 14a-8(b) requires that a proponent have continuously held a least $2,000 in market value or 1% of the company's securities entitled to vote upon the proposal at the meeting for at least one year prior to submitting the proposal. We note that the proponent indicated his level of share ownership and your representation that this level of share owmership did not satisfy the minimum ownership requirement specified in rule 14a-8(b). We further note, however, that Liberté Investors did not provide the proponent an opportunity to provide documentary support regarding his satisfaction of the minimum ownership requirement, as required by rule 14a-8(f). Accordingly, unless the proponent provides Liberté Investors with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Liberté Invetsors omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,



Keir D. Gumbs
Special Counsel